HINES REAL ESTATE SECURITIES, INC.
2600 Post Oak Boulevard
Suite 5000
Houston, Texas 77056-6118

June 15, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn:	Elaine Wolf, Legal Branch Chief
Mr. David Roberts
Division of Corporation Finance

	Re:	Hines Real Estate Investment Trust, Inc.
Registration Statement on Form S-11
File No. 333-130114 (the “Registration Statement”)
Ladies and Gentlemen:
                Hines Real Estate Securities, Inc., the Dealer Manager for the offering of common shares by Hines Real Estate Investment Trust, Inc. (the “Company”), hereby joins with the Company in requesting acceleration of the effectiveness of the above-referenced Registration Statement so that it becomes effective at 8:00 a.m. Eastern Time, on June 19, 2006, or as soon thereafter as practicable.
                Please be advised that no copies of the preliminary prospectus forming a part of the Registration Statement have been distributed to prospective investors prior to the date hereof. In addition, this will confirm that every prospective investor will be furnished a copy of the final prospectus prior to having the opportunity to make an investment decision to subscribe for shares in the Company.

Very truly yours, HINES REAL ESTATE SECURITIES, INC.
By:	/s/ Frank R. Appollo
Frank R. Apollo
Vice President, Treasurer and Secretary

HINES REAL ESTATE INVESTMENT TRUST, INC.
2600 Post Oak Boulevard
Suite 5000
Houston, Texas 77056-6118

June 15, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn:	Elaine Wolf, Legal Branch Chief
Mr. David Roberts
Division of Corporation Finance

	Re:	Hines Real Estate Investment Trust, Inc.
Registration Statement on Form S-11
File No. 333-130114 (the “Registration Statement”)
Ladies and Gentlemen:
          Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Hines Real Estate Investment Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement so that it becomes effective at 8:00 a.m. Eastern Time, on June 19, 2006, or as soon thereafter as practicable.
          In addition, the Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please telephone collect Mr. Gene Oshman (713/229/1178) or Mr. Curtis Anderson (214/953-6900) with any questions you may have regarding this request. In addition, please send copies of all correspondence with the Company directly to Mr. Gene Oshman, Baker Botts L.L.P., 910 Louisiana Street, Houston, Texas 77002 and Mr. Curtis Anderson, Baker Botts L.L.P., 2001 Ross Avenue, Suite 600, Dallas, Texas 75201-2980.

Very truly yours, HINES REAL STATE INVESTMENT TRUST, INC.
By:	/s/ Sherri W. Schugart
Sherri W. Schugart
Chief Financial Officer